

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

February 25, 2008

Mr. John A. Kelly
Chief Financial Officer
Smith & Wesson Holding Corp.
2100 Roosevelt Avenue
Springfield, MA 01104

> **RE:** **Form 10-K for the fiscal year ended April 30, 2007**
> **Forms 10-Q for the periods ended July 31, 2007 and October 31, 2007**
> **File No. 1-31552**

Dear Mr. Kelly:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant